Exhibit 4.6

FIRST SUPPLEMENTAL INDENTURE

TO INDENTURE

                                This  FIRST SUPPLEMENTAL INDENTURE, dated as of November 20, 2003 (the “First  Supplemental Indenture”), is entered into by and between Hard Rock Hotel, Inc., a Nevada corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), under the Indenture, dated as of May 30, 2003 (the “Indenture”).  Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Indenture.

                                WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of May 30, 2003 (the “Indenture”), pursuant to which the Company issued $140,000,000 aggregate principal amount of 8 7/8% Second Lien Notes due 2013 (the “Notes”);

                                WHEREAS, the Company and the Trustee desire to amend the Indenture as set forth herein in order to qualify the Indenture under the Trust Indenture Act of 1939, as amended (the “TIA”);

                                WHEREAS, pursuant to Section 9.1 of the Indenture, the Company and the Trustee may amend or supplement the Indenture without the consent of the holders of the Notes, in order to qualify the Indenture under the TIA; and

                                WHEREAS, all of the conditions set forth in the Indenture necessary to authorize the execution and delivery of this First Supplemental Indenture and to make  this First Supplemental Indenture valid and binding have been have been satisfied.

                                NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Trustee hereby agree to amend the Indenture as follows:

ARTICLE I

AMENDMENTS

                                Section 1.1             Amendments.

                                (a)           Section 10.6 of the Indenture is hereby amended and restated in its entirety to read as follows:

                                Section 10.6           DISPOSITION OF COLLATERAL WITHOUT RELEASE.

                                The Company may, without any prior release or consent by the Trustee, conduct ordinary course activities in respect of the Collateral, which do not individually or in the aggregate adversely affect the value of such Collateral, including selling or otherwise disposing of inventory in the ordinary course of business; collecting, selling or otherwise disposing of accounts receivable in the ordinary course of business; making cash payments in the ordinary course of business (including for the scheduled repayment of Indebtedness) from cash that is at any time part of the Collateral that are not otherwise prohibited by this Indenture and the Collateral Documents; selling or otherwise disposing of any machinery, equipment, furniture, apparatus, tools or implements, materials or supplies or other similar property in the ordinary course of business (“Subject Property”), free from the Lien of this Indenture and the Collateral Documents, which, in the reasonable opinion of the Company, may have become obsolete or unfit for use in the conduct of its business or the operation of the Collateral upon replacing the same with, or substituting for the same, new Subject Property constituting Collateral not necessarily of the same character but being of at least equal value as the Subject Property so disposed of as long as such new Subject Property becomes subject to the Lien of this Indenture and the Collateral Documents; and selling or otherwise disposing of any personal property in the ordinary course of business, the use of which is no longer necessary in the proper conduct of the business of the Company and is not material to the conduct of the business of Company so long as the proceeds from such disposition, if any, become subject to the Lien of this Indenture and the Collateral Documents.

                                (b)           Section 10.11(b) of the Indenture is hereby amended and restated in its entirety to read as follows:

The Company shall not be required to comply with subsection (a) of this Section 10.11 in respect of transactions undertaken pursuant to Section 10.6, provided that the Company shall deliver to the Trustee on or before December 31, 2003 and within 15 days following each June 30 and December 31 thereafter a certificate (signed by two Officers) to the effect that all of the transactions undertaken by the Company pursuant to Section 10.6 during the preceding semi-annual period were in the ordinary course of the Company’s business and that all of the proceeds therefrom were used by the Company as permitted by this Indenture and the Collateral Documents.

                                (c)           The first paragraph of Section 11.1 of the Indenture is hereby amended and restated in its entirety to read as follows:

This Indenture is subject to the provisions of the TIA that are required to be a part of this Indenture, and shall, to the extent applicable, be governed by such provisions.  If any provision of this Indenture modifies any TIA provision that may be so modified, such TIA provision shall be deemed to apply to this Indenture as so modified.  If any provision of this Indenture excludes any TIA provision that may be do excluded, such TIA provision shall be excluded from this Indenture.

ARTICLE II
GENERAL PROVISIONS

                                Section 2.1             Effective Date.  This First Supplemental Indenture shall become effective as of the date first above written.

                                Section 2.2             Ratification of Indenture.  Except as expressly amended by this

First Supplemental Indenture, the Indenture is in all respects hereby acknowledged, ratified and confirmed and shall continue in full force and effect in accordance with the terms thereof.

                                Section 2.3             Successors.  All agreements of the Company and the Trustee in this First Supplemental Indenture shall bind their respective successors and assigns.

                                Section 2.4             Governing Law.   This First Supplemental Indenture shall be

governed by, and construed in accordance with, the laws of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

                                Section 2.5             Severability.  In case any provision of this First Supplemental

Indenture shall be deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                                Section 2.6             Headings.  The Article and Section headings in this First

Supplemental Indenture are for convenience only and shall not affect the construction of this First Supplemental Indenture.

                                Section 2.7             Counterparts.  This First Supplemental Indenture may be

executed in any number of counterparts, each of which shall be deemed an original but all such counterparts shall together constitute the same instrument.

                                Section 2.8             Unity.  All provisions of this First Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture and the Notes.  The Indenture and the Notes, as amended and supplemented by this First Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

                                IN WITNESS WHEREOF, the parties hereto have caused this First  Supplemental Indenture to be duly executed as of the date first above written.

HARD ROCK HOTEL, INC.

By:          /s/  BRIAN OGAZ

                Name:  Brian Ogaz

                Title:  Senior Vice President

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:          /s/  RICHARD H. PROKOSCH

                Name:  Richard H. Prokosch

                Title:  Vice President